[WLRK LETTERHEAD]

John Harrington Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628 Facsimile: (202) 772-9205

Re:	Polaris Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 15, 2008
File No. 001-33860

Dear Mr. Harrington:

     On behalf of Polaris Acquisition Corp. (“Polaris”), we respond as follows to the Staff’s comment letter dated October 23, 2008 to the above-captioned revised preliminary proxy statement. Page references in our responses correspond to the amended version of the proxy statement, filed with the SEC on November 21, 2008 (the “Amended Proxy Statement”) a copy of which has been marked to note the changes from the filing made on October 15, 2008. We are also delivering three courtesy copies of such marked proxy statement to you, together with the supplemental materials identified in this letter.

     Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided Polaris’s response to each comment immediately thereafter.

Summary of the Material Terms of the Merger, page vi

1.	We note your response to comment three in our letter dated September 25, 2008. Please further revise the fifth bullet-point on page vi to indicate that, in order to exercise conversion rights, a stockholder must vote against the merger, check the box on the proxy card to exercise conversion, and transfer your shares as described.

     We note the Staff’s comment and have revised the disclosure accordingly. See page vi of the Amended Proxy Statement.

2.	In the last bullet-point on page vii, please disclose the out-of-pocket expenses incurred by officers and directors to date so that shareholders may assess the significance of the
$1.8 million reimbursement limitation if a business combination is consummated.

John Harrington Securities and Exchange Commission November 21, 2008 Page 2

     We note the Staff’s comment and have revised the disclosure accordingly. See page viii of the Amended Proxy Statement.

Comparative Historical and Unaudited Pro Forma Per Share information, page 9

3.	We note your response to comment six in our letter dated September 25, 2008. Please revise the heading “Historical” in the column above the information regarding
HUGHES Telematics on page 10 to more accurately describe the nature of this per share information. In this regard, we note that the basic and diluted loss per share that is presented here assumes that the merger has occurred and does not reflect the actual loss per share that is reflected in the historical annual and interim financial statements beginning on page F-21.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 10 of the Amended Proxy Statement.

The Merger Proposal, page 38

Background of the Merger, page 38

4.	Please provide additional disclosure addressing when you abandoned discussions with other potential acquisition targets and began focusing exclusively on Hughes. Also elaborate on why it became clear that Hughes offered superior value to Polaris stockholders as opposed to any of the other potential acquisition targets.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 38 of the Amended Proxy Statement.

5.	Please provide more information about the timing and nature of the contacts and discussions between Apollo and Mr. Kraff prior to direct contact with Hughes.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 39 of the Amended Proxy Statement.

6.	We note your revised disclosure on page 39 regarding the negotiations over the number of shares to be issued as consideration. Please describe how the parties determined the stock price targets in connection with the earn-out consideration.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 39 of the Amended Proxy Statement.

John Harrington Securities and Exchange Commission November 21, 2008 Page 3

Polaris’ Reasons for the Merger and Recommendation of the Polaris Board, page 41

7.	Please disclose how the Polaris board viewed the challenges of entering into a business combination with a business dependant on the U.S. automotive industry, and potentially dependant on a limited number of U.S. automotive manufacturers.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 43 of the Amended Proxy Statement.

Hughes Telematics’ Reasons for the Merger, page 42

8.	Please provide more detail about the variety of financing alternatives considered by
Hughes and explain why it determined that a merger with Polaris was superior to those alternatives.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 43-44 of the Amended Proxy Statement.

Duff & Phelps Opinion, page 44

Discounted Cash Flow Analysis, page 47

9.	Please disclose in more detail how Duff & Phelps arrived at the range of discount rates applied. Please supplementally provide us with the cited National Venture Capital
Association data.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 49 of the Amended Proxy Statement. A copy of the National Venture Capital Association data has been supplementally provided herewith.

10.	Please disclose in more detail the assumptions underlying the projections. For example, provide additional information about the number of units to be installed and the estimated subscription and retention rates. Explain the basis for these estimates.
Disclose the significance of “other revenues” and the extent to which the projections assume an expansion of services beyond safety and security to be provided in future years. Also, disclose the significance of Networkcar to the projections through 2016.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 49-50 of the Amended Proxy Statement.

John Harrington Securities and Exchange Commission November 21, 2008 Page 4

Fees and Expenses, page 49

11.	We note your response to comment 23 in our letter dated September 25, 2008.
Regulation M-A Item 1015(b)(4) requires a description of any compensation received as a result of a material relationship in the last two years between the outside party (or its affiliates) and the subject company (or its affiliates). Therefore, please provide additional detail, as you do in your response letter, about the significance of the compensation received by Duff & Phelps in the disclosed engagements.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 52 of the Amended Proxy Statement.

U.S. Federal Income Tax Consequences of the Merger, page 50

12.	We note your response to comment 26 in our letter dated September 25, 2008. Please disclose the tax opinion closing conditions and explain in the proxy statement the significance of these conditions.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 52 of the Amended Proxy Statement.

13.	So that investors may better understand the material tax consequences of the merger, include your response to comment 26 (the first sentence of your response is not necessary) as part of your disclosure.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 52 of the Amended Proxy Statement.

The Merger Agreement, page 52

14.	We note your response to comment 27 in our letter dated September 25, 2008. We still believe your statement that “[c]urrent factual information about Polaris and Hughes
Telematics can be found elsewhere in this proxy statement and in certain other public filings...” potentially implies that the merger agreement does not constitute public disclosure under the federal securities laws. Please further revise as appropriate.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 53 of the Amended Proxy Statement.

John Harrington Securities and Exchange Commission November 21, 2008 Page 5

Treatment of Outstanding Hughes Telematics Stock Options, page 53

15.	Please disclose a weighted average exercise price or a range of exercise prices of the exchanged Polaris options based on the current exchange ratio.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 56 of the Amended Proxy Statement.

Agreements Related to the Merger, page 64

Shareholders’ Agreement, page 64

16.	Please clarify whether or not Polaris initial stockholders will be able to sell shares underlying insider warrants if the warrants are exercised upon release from escrow 45 days after completion of the business combination.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 67 of the Amended Proxy Statement.

The Pre-Closing Certificate Amendment Proposal, page 67

17.	Please provide a more detailed explanation of the potential effect of the increase in authorized shares of preferred stock. Explain the board’s powers to issue and set the terms of the preferred stock. Discuss how an issuance of preferred stock could dilute and otherwise impact the rights of common stockholders. Also explain potential anti-takeover effects.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 70 of the Amended Proxy Statement.

Business of Hughes Telematics, page 70

Automaker Relationships, page 77

18.	Please clarify how and when material revenues will initially be generated under your contracts with Chrysler and Mercedes. Describe how revenues will be generated during the first year of vehicle ownership when safety and security services are free to consumers. Explain whether Mercedes owners currently using TeleAid will automatically be transitioned to Hughes or whether such owners will have to choose to subscribe to services provided by Hughes.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 81-82 of the Amended Proxy Statement.

John Harrington Securities and Exchange Commission November 21, 2008 Page 6

19.	In discussing the Chrysler and Mercedes contracts, provide additional information about the expected relative significance to your revenues of each contract based on contractual terms related to installations in vehicles.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 81-82 of the Amended Proxy Statement.

Relationship with Hughes Network Systems, page 80

20.	We note your revised disclosure on page 80 regarding Hughes Telematics’s relationship with Hughes Network Systems. In the Hughes Management’s Discussion and Analysis,
please address the significance of this relationship to Hughes Telematics’s ability to meet the development and service and other obligations in the Chrysler and Mercedes contracts. Also disclose whether any material change in this relationship is anticipated following the merger.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 84 of the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hughes Telematics, page 82

21.	Please provide additional disclosure assessing the significance of any uncertainty with respect to the Chrysler and Mercedes contracts. For example, discuss how a fundamental change or transaction involving Chrysler or Mercedes or events in the U.S.
automotive industry in general could impact your expected revenues from those contracts. Reference specific contractual terms to the extent applicable. Consider including specific risk factors related to uncertainties surrounding either or both of these contracts.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 85-86 of the Amended Proxy Statement.

Liquidity and Capital Resources, page 90

22.	We note that management expects cash on hand and cash to be received in connection with the merger will allow Hughes “to continue operations beyond the next twelve months.” Please provide an assessment of Hughes’s ability to meet its liquidity requirements over the long-term. Based on the expected net losses and negative cash flow for the foreseeable future, provide additional insight into if and when management expects to require additional external financing.

John Harrington Securities and Exchange Commission November 21, 2008 Page 7

     We note the Staff’s comment and have revised the disclosure accordingly. See page 90 of the Amended Proxy Statement.

23.	To the extent practicable, provide additional and updated information about the status of
Hughes’s additional financing efforts of up to $75 million. Please disclose whether these efforts are limited to equity financing prior to the mailing of the proxy statement as described on pages 52 to 53 of the proxy statement.

     We note the Staff’s comment and have revised the disclosure accordingly. At this time, HUGHES Telematics does not have any additional specific information regarding its efforts to raise additional equity. The disclosure has been revised to reflect that the financing efforts are limited to an equity offering, as contemplated by the merger agreement. See pages 94-95 of the Amended Proxy Statement.

Information About Polaris, page 104

Fair Market Value of Target Business, page 104

24.	We note your response to comment 43 in our letter dated September 25, 2008. However, you still have not disclosed how your board of directors independently determined the fair market value test was met. Explain how your board made this determination and the specific methodology applied.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 108 of the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Polaris, page 107

Liquidity and Capital Resources, page 108

25.	We note your revised disclosure in the last paragraph of this section on page 109. Please also disclose your expected deal-related expenses in the referenced time period.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 113 of the Amended Proxy Statement.

26.	Please confirm that your disclosure of expected net working capital of $150.5 million at the closing of the merger is calculated on the same basis as any net working capital shortfall would be calculated according to the merger agreement and takes into account merger-related expenses and deferred underwriting fees.

John Harrington Securities and Exchange Commission November 21, 2008 Page 8

     We confirm that the disclosure of expected net working capital at closing is calculated on the same basis as would be calculated according to the merger agreement and takes into account merger-related expenses and deferred underwriting fees.

Hughes Telematics Compensation Discussion and Analysis, page 117

Summary Compensation Table, page 119

27.	We note from footnote (2) that the amounts shown in the Option Awards column represent grant date fair value determined pursuant to SFAS No. 123(R). Please confirm that the amounts included in this column represent the dollar amounts recognized for financial statement reporting purposes as required by Regulation S-K Item 402(c)(2)(v)
and revise the footnote accordingly. Please make a similar revision with respect to footnote (1) to your director compensation table on page 122.

     We note the Staff’s comment and have revised the disclosure accordingly. See page 123 of the Amended Proxy Statement.

Outstanding Equity Awards at Fiscal-Year End 2007, page 120

28.	Please provide expanded footnote disclosure identifying the vesting dates for all of the options included in this table. Refer to Regulation S-K Item 402(f)(2) Instruction 2.

     We note the Staff’s comment and have revised the disclosure accordingly. See pages 125-126 of the Amended Proxy Statement.

Notes to Consolidated Financial Statements, page F-47

(7) Stockholders’ Equity, page F-58

Share-Based Compensation, page F-60

29.	We note your response to comment 54 in our letter dated September 25, 2008 and your disclosure at page F-60. Please revise your interim financial statements to provide similar disclosures regarding grants made from December 31, 2007 through June 30,
2008.

We also note that you determined that the fair market value of HUGHES Telematics’
common stock at April 9, 2008 was $146.29 per share. Please provide us with a reconciliation between this value and the value of the common stock that is implied by the merger consideration to be issued by Polaris upon consummation of the merger.
     We note the first part of the Staff’s comment and have revised the disclosure accordingly

John Harrington Securities and Exchange Commission November 21, 2008 Page 9

     As noted in our prior letter, HUGHES Telematics has informed us that it engaged an independent third party valuation specialist to perform contemporaneous valuations which were considered by HUGHES Telematics’ board of directors when determining the exercise price of stock option grants. Based on the terms of the original merger agreement signed on June 13, 2008, the third party valuation specialist determined that the value of the common stock implied by the merger consideration (including both the initial shares as well as the earn-out shares) is approximately $500 per share. When preparing the April 9, 2008 valuation, the valuation specialist considered two scenarios in its probability weighted expected return method (“PWERM”) analysis: (i) the value of the common stock implied by the merger consideration as contemplated in the non-binding letter of intent signed on April 2, 2008; and (ii) the value of the common stock if HUGHES Telematics continues as a private company. In light of the preliminary stage of the transaction, i.e., recently executed non-binding letter of intent, the valuation specialist applied a 10% weighting to the value implied by the merger consideration in its PWERM analysis with the remaining 90% weighting applied to the private company scenario which used the income approach (i.e., a discounted cash flow analysis) to determine value. In determining the appropriate weighting of each scenario, the valuation specialist considered (i) management’s perspective on the likelihood of the merger being consummated; (ii) the valuation specialist’s understanding of the facts and circumstances surrounding the merger with Polaris, including potential barriers to consummation; and (iii) the valuation specialist’s knowledge of and experience with potential transactions at the letter of intent stage. HUGHES Telematics’ management expected and continues to expect that the weighting factors used in the PWERM analysis will shift as significant milestones are achieved and the transaction progresses towards the Polaris shareholder vote on the merger. Accordingly, HUGHES Telematics’ management expects the value implied by the merger consideration to become a more significant factor of the resulting value of HUGHES Telematics common stock. Consistent with these expectations, in the valuation performed as of July 8, 2008, the third party valuation specialist updated the weighting factors by applying a 55% weighting to the value implied by the merger consideration as contemplated in the merger agreement and a 45% weighting to the private company scenario to reflect the improved probability that the merger would be consummated in light of the execution of the original merger agreement on June 13, 2008 and the affirmative vote for the merger by the HUGHES Telematics stockholders. However, significant risk remained and continues to remain with respect to an affirmative vote by the Polaris stockholders. As a result of this remaining risk, the conclusion of the July 8, 2008 valuation was a value per share of $323.81.

     The underlying difference in value between the private company scenario and the merger scenario arises primarily from (i) a higher company-specific risk premium and (ii) a higher discount for lack of marketability. The higher company-specific risk premium was applied when determining the weighted average cost of capital used in the discounted cash flow analysis in the private company scenario. This higher risk premium resulted in a weighted average cost of capital of 34% and is due primarily to HUGHES Telematics’ need to raise additional capital before fully funding its business. The capital provided by the merger with Polaris will fully fund

John Harrington Securities and Exchange Commission November 21, 2008 Page 10

HUGHES Telematics’ existing initiatives, so a significant reduction in the weighted average cost of capital would be appropriate following consummation of the merger. In connection with the fairness opinion provided to Polaris’ board of directors in connection with the merger, Duff and Phelps determined that a 20% to 25% weighted average cost of capital would be expected for HUGHES Telematics post-merger. In addition, a higher discount for lack of marketability was applied in the private company scenario. While the discount for lack of marketability has not been removed in the merger scenario due to the two year transfer restriction on the HUGHES Telematics’ stockholders ability to sell or otherwise dispose of the Polaris shares received in the merger, the valuation specialist determined that a significant reduction in the discount for lack of marketability is expected in light of the defined time period until the shares are marketable. Accordingly, the valuation specialist reduced the discount for lack of marketability from 25% in the private company scenario to 15% in the merger scenario.

     In summary, the difference between the value of HUGHES Telematics’ common stock on April 9, 2008 and the value implied by the merger consideration to be issued by Polaris upon consummation of the merger is primarily due to the need for additional capital for HUGHES Telematics to execute its business plan as a private company, the cost of such capital, if available, and the inherent difficulty of monetizing an investment in a private company. In the merger scenario, HUGHES Telematics expects to have a fully funded business plan and the development of an active trading market for the shares of the surviving company.

* * *

    If you have any questions, please do not hesitate to contact me at (212) 403-1269 (telephone) and (212) 403-2269 (fax) or my colleague, Aref H. Amanat, at (212) 403 1120 (telephone) and (212) 403 2120 (fax).

                                                                                                                                             Sincerely,

                                                                                                                                              /s/ Andrew J. Nussbaum
                                                                                                                                              Wachtell, Lipton, Rosen & Katz

cc:   Jerry Stone, Polaris Acquisition Corp.
       Craig Kaufmann, Hughes Telematics, Inc.
       Josh Goldstein, Skadden, Arps, Slate, Meagher & Flom, LLP